February 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer Thompson and Hugh West

Re:	G-III Apparel Group, Ltd.

Form 10-Q for the Fiscal Quarter ended October 31, 2024

Response dated February 10, 2025

File No. 000-18183

Ladies and Gentlemen:

Set forth below are the responses of G-III Apparel Group, Ltd. (the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated February 19, 2025, in connection with the Company’s Form 10-Q for the fiscal quarter ended October 31, 2024. It should be read in conjunction with our letter dated February 10, 2025 responding to the Staff’s comment letter dated January 27, 2025. For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.

Form 10-Q for the Fiscal Quarter Ended October 31, 2024

Condensed Consolidated Statements of Income and Comprehensive Income, page 4

1.	We note that your October 31, 2024 income statement does not separately present the equity in earnings of your equity method investees. Please confirm that you will separately present this line item on your income statement in your upcoming January 31, 2025 Form 10-K or tell us why such presentation is not appropriate. Refer to Rule 5-03 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company evaluates the significance of the equity in earnings from its equity method investees each fiscal year and, to the extent that the amount becomes material, the Company would intend to separately present the equity in earnings from its equity method investees on its Consolidated Statements of Income and Comprehensive Income in accordance with Rule 5-03 of Regulation S-X. As of the Company’s most recent ten fiscal years of history, equity in earnings from its equity method investees was never greater than 3% of its Income before income taxes on its Consolidated Statements of Income and Comprehensive Income in any of the fiscal years analyzed, which the Company believes is immaterial. Additionally, the Company discretely presents its equity in earnings from its equity method investees in its Consolidated Statement of Cash Flows under the caption “Equity gain in unconsolidated affiliates.” Based on these considerations, the Company believes that the inclusion of equity in earnings from its equity method investees as a component of “Other income (loss)” on its Consolidated Statements of Income and Comprehensive Income is justified by the circumstances pursuant to Rule 5-03 of Regulation S-X.

G-III Apparel Group Ltd. 512 Seventh Avenue New York, New York 10018 P.212.403.0500 • F.212.403.0551

Notes to Condensed Consolidated Financial Statements

Note 12 - AWWG Investment, page 17

2.	We note your response to comment 5, including the four bullet points identifying additional factors that you believe support your conclusion of significant influence over AWWG when combined with your 18.7% equity ownership. Please respond to the following:
●	Tell us whether you believe any one of these factors, combined with your 18.7% ownership, indicates significant influence over AWWG or whether you believe consideration of all of these factors in aggregate is necessary to support a conclusion of significant influence.
●	Provide us with greater detail about each of the four bullet-pointed factors that you believe support your conclusion of significant influence. For example, with regards to the first bullet point, tell us whether AWWG has any other significant shareholders, whether such significant shareholders have the right to appoint any AWWG directors, and generally how the other AWWG directors are appointed. As another example, with regards to the second bullet point, tell us what percentage of AWWG's revenue generated since June 2024 resulted from payments you made under this agreement and any other items you considered when concluding this agreement creates material intra- entity transactions and may provide you with significant influence over AWWG.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company believes that obtaining its 18.7% ownership of AWWG is the primary factor that indicates the Company has the ability to exercise significant influence over AWWG. The increase in ownership, in connection with the four factors addressed in its response to the Staff’s comment letter dated January 27, 2025 demonstrate the Company’s ability to exercise significant influence. The Company provides further information regarding its four considerations referenced in its letter dated January 27, 2025 as follows:

●	In addition to the Company’s contractual right to a seat on the board of directors, AWWG has three other significant shareholders that have respective ownership stakes of approximately 40%, 31% and 7%, with each having the right to appoint three, three and one seats, respectively, on AWWG’s board of directors. The entire board of directors of AWWG is comprised solely of directors allotted to the four significant shareholders. The two largest shareholders in AWWG are financial partners. The Company is the only significant shareholder that is also a strategic partner to AWWG. In addition to the Company’s representation on AWWG’s board of directors, the Company’s representative is also a member of the audit committee of the board of directors. Through its representation on AWWG’s board of directors and audit committee, the Company has the ability to exercise significant influence over operations and financial policies of AWWG.
●	In connection with the Company’s equity investment in AWWG, it also announced a strategic partnership with AWWG becoming the exclusive agent for its DKNY, Donna Karan and Karl Lagerfeld brands in Spain and Portugal. While the strategic partnership has just commenced, the Company expects it will represent approximately 5% of AWWG’s earnings before income taxes, depreciation and amortization in the first full year of the agreement related to payments made by the Company under this agreement, with the expectation that the percentage will grow over future periods.
●	The Company is building a strategic partnership with AWWG beyond the initial focus of the exclusive agency agreements for its DKNY, Donna Karan and Karl Lagerfeld brands in Spain and Portugal. The Company is currently in active discussions with AWWG to expand its relationship to additional brands that AWWG would serve as agent for in Europe. Further, there are active discussions for the Company to manage certain brands owned by AWWG in North America.
●	The Company has full access to monthly financial statements and forecasts for AWWG. Additionally, in accordance with the investment agreement, AWWG, a European-based company, is responsible for preparing financial statements in conformity with U.S. generally accepted accounting principles specifically for the Company’s use and benefit.

G-III Apparel Group Ltd. 512 Seventh Avenue New York, New York 10018 P.212.403.0500 • F.212.403.0551

In consideration of this additional information and the information provided in the Company’s response to the Staff’s comment letter dated January 27, 2025, the Company respectfully believes that accounting for its investment in AWWG as an equity method investment in accordance with ASC 323-10-15 best represents the Company’s economic interests and activities with AWWG.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

3.	We note your response to comment 6. We understand that the 17 licenses to produce Calvin Klein and Tommy Hilfiger branded products expire beginning in December 2024 and continuing through December 2027, with two licenses containing potential renewal terms that would end in December 2029. We note that these licenses in aggregate accounted for 41% of your total revenue in fiscal 2024 and that you have committed to disclose in your upcoming Form 10-K both the aggregate revenue generated from these licenses in fiscal 2025 and the amount generated from the two licenses that expired in December 2024. To provide your investors with greater insight into how the loss of the remaining 15 Calvin Klein and Tommy Hilfiger licenses may cause your fiscal 2025 results not to be necessarily indicative of future operating results, please also disclose the percentage or dollar amount of fiscal 2025 revenue generated under licenses expiring in each of fiscal 2026, fiscal 2027, and fiscal 2028, or otherwise clarify whether the loss of the remaining revenue associated with these licenses may disproportionately impact any single year.

Response:

The Company will revise its future filings to provide investors with greater insight into how the loss of the remaining Calvin Klein and Tommy Hilfiger licenses may cause our fiscal 2025 results not to be necessarily indicative of our future operating results, including if any single year may be disproportionately impacted.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	Jennifer Thompson, Securities and Exchange Commission

Hugh West, Securities and Exchange Commission

David Huntington, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

G-III Apparel Group Ltd. 512 Seventh Avenue New York, New York 10018 P.212.403.0500 • F.212.403.0551